Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars in millions)	2009	2008	2009	2008
Earnings before income taxes	$1,539	$1,432	$4,377	$3,500
Fixed charges	160	187	476	544

Total earnings available for fixed charges	$1,699	$1,619	$4,853	$4,044

Fixed Charges:
Interest expense	$137	$166	$407	$484
Interest component of rental payments	23	21	69	60

Total fixed charges	$160	$187	$476	$544

Ratio of earnings to fixed charges	10.6	8.7	10.2	7.4

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.